Exhibit 99.1

InflaRx Highlights Izicopan Development Path and Commercial Opportunity in ANCA-Associated Vasculitis at Capital Markets Day

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With a goal of providing multiple data sets demonstrating differentiated efficacy and safety in multiple ANCA-associated vasculitis (AAV) settings, InflaRx intends to begin two Phase 2 trials in 2027, with first data readout anticipated in 2028

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Phase 2 AAV izicopan program expected to include a placebo-controlled randomized study in patients with renal involvement with site initiation in early 2027, as well as an open-label “all-comers” study to demonstrate the ability to replace corticosteroids

•	Initial data from an investigator-initiated open-label pilot study in atypical hemolytic uremic syndrome (aHUS) anticipated in the second half of 2027

•	InflaRx planning pilot study in IgA nephropathy (IgAN) to be initiated in 2027, with expected early data readout in 2028

•	InflaRx announces Advisory Board comprised of leading international experts in vasculitis, nephrology and immune-mediated renal disease

•	InflaRx proprietary research indicates izicopan’s product profile supports the potential for significant AAV market expansion, with an estimated peak sales potential in the range of $1.5 - 2.0 billion

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BDB-001, a vilobelimab cell line-produced antibody targeting C5a and being evaluated by InflaRx’s collaborator, Staidson BioPharmaceuticals Co., Ltd. (Staidson), is currently in a Phase 3 trial in AAV in China, with data anticipated in 2H 2028

•	Cash, cash equivalents and marketable securities totaled €153.3 million on September 30, 2026, expected to fund ongoing operations and clinical development through 2029

Jena, Germany, November 3, 2026 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company pioneering anti-inflammatory therapeutics by targeting the complement system, today is presenting its clinical development strategy and commercial vision for izicopan at the Company’s Capital Markets Day.

InflaRx is executing an AAV program with the goal of enabling rapid study starts and the generation of differentiating efficacy and safety data sets, which will allow the Company to continue discussions with the FDA. InflaRx expects trial site initiation to begin in early 2027 for a randomized, placebo-controlled Phase 2 study in patients with AAV with renal involvement (i.e., renal vasculitis) to assess izicopan’s ability to drive meaningful signals of clinical efficacy. The trial design has been optimized to demonstrate potential benefits related to renal function and renal injury recovery when tested in comparison to placebo, both on top of standard of care. The trial is expected to be conducted internationally, with a currently planned enrollment period of approximately 18 months.

In addition, InflaRx intends to initiate an open-label Phase 2 trial in 2027 in newly diagnosed or relapsing AAV patients in need of remission induction therapy, exploring safety and efficacy in patients when replacing glucocorticoid (GC) treatment. First data from this open-label study are expected in 2028. Given their different enrollment criteria and planned separate center selection, InflaRx does not expect the concurrent running of these studies to negatively impact speed of enrollment.

“Our Capital Markets Day underscores our conviction that izicopan has the potential to become a differentiated therapy for patients with ANCA-associated vasculitis and other renal diseases,” said Prof. Dr. Niels Riedemann, Chief Executive Officer and Founder of InflaRx. “C5aR inhibition has been clinically and commercially validated, and izicopan was specifically optimized to build on that foundation. Its rapid and sustained target inhibition, improved metabolic profile and potential for more convenient dosing support a compelling product profile. Combined with our focused development strategy, we believe izicopan is well positioned to address important unmet needs in AAV and potentially establish a broader renal-disease franchise. We have benefited from the expert guidance of the distinguished clinicians and researchers who now comprise our AAV and renal disease Advisory Board, and we look forward to continuing to work closely with them as we advance izicopan in AAV and explore its potential across additional renal diseases.”

AAV development path

To leverage the strengths of izicopan’s pharmacologic properties against the substantial unmet need that exists in AAV, InflaRx’s izicopan AAV program is targeting the generation of multiple differentiating efficacy and safety data sets in a variety of AAV settings with different strategic goals.

InflaRx expects trial site initiation to begin in early 2027 in a randomized, double-blind, placebo-controlled Phase 2 trial evaluating two izicopan doses on top of standard of care, including rituximab and GC tapering. The current design contemplates approximately 35 patients per arm and 12 months of treatment, with key data readouts occurring at 24 weeks. Efficacy assessments are expected to include disease remission, renal function, proteinuria, hematuria and renal recovery endpoints alongside safety and other efficacy assessments, as well as GC use. The enrollment period is expected to be approximately 18 months. The trial design will focus on AAV patients with defined renal involvement (renal vasculitis) and has been optimized to detect potential efficacy signals of izicopan on renal function and renal injury recovery when compared to placebo treatment.

In addition, InflaRx intends to initiate an open-label Phase 2 trial in 2027 in newly diagnosed or relapsing AAV patients in need of remission induction therapy, exploring safety and efficacy in patients when replacing GC treatment. For this, a two-stage design is planned in which a rapid taper of GC is applied in Stage 1, during remission induction therapy (e.g., in conjunction with rituximab). Upon safety assessment, a planned complete replacement strategy will be explored in Stage 2. First data from this study are expected in 2028. The trial will assess the ability of izicopan to replace GC treatment during remission induction without impacting patient safety.

This open-label trial is informed by a recently conducted Phase 1/2 trial with BDB-001, a vilobelimab cell line-produced antibody targeting C5a licensed to the Company’s Chinese partner, Staidson, in which a complete GC replacement at enrollment was successfully conducted and yielded numerically favorable remission rates when compared to the open-label control arm. The trial is further supported by external market research indicating the value that physicians ascribe to data demonstrating the ability to minimize GC use in AAV.

As currently planned, the randomized placebo-controlled Phase 2 study has been informed by first interactions with the FDA and is designed to evaluate efficacy signals focusing on renal and disease activity endpoints. InflaRx continues to evaluate options to transition as quickly as possible into registrational phase.

InflaRx continues to anticipate engaging with EMA regarding both vilobelimab and izicopan to likewise evaluate the regulatory path for InflaRx to the AAV market in that geography.

In addition, BDB-001, a vilobelimab cell line-produced antibody targeting C5a which is being evaluated by InflaRx’s collaborator Staidson, is currently in a Phase 3 trial in AAV in China, with data anticipated in 2H 2028.

Izicopan commercial potential

C5aR inhibition is an established therapeutic approach in AAV, while persistent limitations in the current standard of care create an opportunity for a next-generation therapy such as izicopan, which InflaRx believes has the potential to provide faster and deeper target inhibition, an improved safety profile (with no safety signals of concern observed to date in the 197 human subjects dosed with izicopan) and more convenient dosing. InflaRx believes izicopan has the potential to serve a greater proportion of AAV patients and to significantly expand the commercial market, with an estimated peak sales potential in the range of $1.5 - 2.0 billion, based on an independent commercial assessment.

Izicopan in broader renal disease

In addition to its efforts in AAV, InflaRx anticipates multiple proof-of-concept studies with izicopan in rare renal diseases. The Company believes izicopan’s improved pharmacologic properties are applicable to the considerable unmet needs in these areas as well, including the potential for once-daily oral dosing, lack of membrane attack complex (MAC) inhibition, and lack of vaccine requirement.

Efforts in broader renal disease include the initiation of an investigator-initiated trial (IIT) in aHUS that is expected to provide initial select patient data in 2H 2027. In addition, the Company plans to initiate a pilot study in patients with IgAN and rapidly progressive IgAN (rapidly progressive glomerulonephritis (RPGN) in IgAN patients), with initial data from patients targeted for 2028. Signal finding studies in additional rare renal disorders are contemplated as well.

To facilitate enrollment in China, a pharmacokinetic (PK) bridging study with izicopan in China is expected to have data in the first half of 2027.

AAV and renal disease advisory board

InflaRx has formed an AAV and renal disease Advisory Board, comprised of internationally recognized experts across vasculitis, nephrology, autoimmunity and immune-mediated kidney disease who have been advising the Company on its recent efforts, covering the scientific, clinical and development considerations relevant to its programs in AAV and select renal diseases. The Advisory Board is expected to provide independent expert perspectives on disease biology, patient care, clinical development and the evolving treatment landscape. Its input will help inform InflaRx’s efforts to advance complement-targeted therapeutic candidates for patients with serious inflammatory and renal diseases.

Current members of the Advisory Board include:

Professor Jonathan Barratt, PhD, FRCP

Prof. Dr. med. Jürgen Floege

Prof. Dr. med. Bernhard Hellmich

David Jayne, MD, FMedSci

Prof. Dr. med. Andreas Kronbichler

Peter A. Merkel, MD, MPH

Prof. Dr. Ming-Hui Zhao

Additional information related to the Advisory Board members, including affiliations and biographies, can be found on the InflaRx website.

InflaRx financial position

With a strong intellectual property position and an expected cash runway through 2029, InflaRx believes it is positioned to advance izicopan in AAV while selectively expanding its renal-development portfolio.

About izicopan

Izicopan is an orally administered, small molecule inhibitor of the C5a receptor (C5aR) that has shown anti-inflammatory therapeutic effects in several pre-clinical disease models and in human studies. InflaRx is planning for development of izicopan in ANCA-associated vasculitis (AAV) and additional renal indications.

In contrast to the marketed C5aR inhibitor, in vitro experiments demonstrated that izicopan does not exhibit time-dependent inhibition of cytochrome P450 3A4 (CYP3A4/5), which plays an important role in the metabolism of a variety of metabolites and drugs, including glucocorticoids. Izicopan has also demonstrated a favorable reactive metabolite profile in human liver microsomes. Reported results from a first-in-human study demonstrated that izicopan was well tolerated in treated subjects and exhibited no safety signals of concern in single doses ranging from 3 mg to 240 mg or multiple doses ranging from 30 mg once per day to 90 mg twice per day for 14 days. Pharmacokinetic / pharmacodynamic data support the best-in-class potential of izicopan, with a ≥90% blockade of C5a-induced neutrophil activation achieved over the 14-day dosing period. Topline Phase 2a data further support the safety profile of izicopan, with no reported safety signals of concern. In patients with hidradenitis suppurativa, over 4 weeks of therapy, izicopan provided rapid and clinically meaningful reductions in abscesses and nodules and draining tunnels, robust HiSCR responses that continued to deepen four weeks after the treatment period, and substantial reductions in patient-reported pain scores, overall demonstrating the potential for biologic-like efficacy. In chronic spontaneous urticaria, InflaRx observed substantial reductions in the 7-day Urticaria Activity Score (UAS7) broadly across patients and particularly in those with severe disease, as well as improved disease control as measured by the Urticaria Control Test (UCT7).

About InflaRx

InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx‘s lead program is izicopan, an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor, which has shown promising PK/PD characteristics as well as therapeutic potential in Phase 1 and Phase 2a clinical studies. The Company is developing izicopan for the treatment of ANCA-associated vasculitis and additional renal diseases. InflaRx also has developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.

InflaRx has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. Follow InflaRx on LinkedIn. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).

Contacts:

InflaRx N.V.	MC Services AG
Jan Medina, CFA Vice President, Head of Investor Relations Email: IR@inflarx.de	Katja Arnold, Laurie Doyle, Dr. Regina Lutz Email: inflarx@mc-services.eu Europe: +49 89-210 2280 U.S.: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

 This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the therapeutic potential of izicopan in renal and other complement-mediated diseases; the success of our future clinical trials for izicopan’s treatment of AAV and other renal diseases, including aHUS, IgAN and C3G, as well as our assessment of a broader development and registrational strategy in Europe following the revocation of the marketing authorization for Tavneos (avacopan) in the European Union, the United Kingdom and other jurisdictions, and our ability to establish proof of concept for izicopan across such indications; the timing of initiation, enrollment and data readouts of our planned Phase 2 trials of izicopan in AAV, the investigator-initiated trial in aHUS, our planned pilot study in IgAN and our PK bridging study in China; the timing, progress and results of the Phase 3 trial of BDB-001 being conducted by our collaborator Staidson in China; the timing, progress and results of preclinical studies and clinical trials of vilobelimab, izicopan and any other of our product candidates; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including potential regulatory paths in AAV for vilobelimab and izicopan and related discussions with the FDA and EMA; the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab, izicopan or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval and/or marketing authorization for any indication; potential strategic transactions or collaborations, including a potential partnership of izicopan or vilobelimab for PG, HS, CSU or any other indications; our expectations regarding the size of the patient populations for, the market opportunity for and the potential peak sales of izicopan, if approved; whether the FDA, EMA or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; whether the results of our future clinical trials will reflect results seen in previously conducted preclinical studies and clinical trials, and the limitations of cross-study comparisons of izicopan to other product candidates or approved products, including avacopan; our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes, the optimization of our manufacturing methods and processes, and our ability to rely on existing third-party manufacturers or engage additional third-party manufacturers for planned future clinical trials and commercial supply; our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing, and the period through which our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved or authorized, any commercial sales; if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory oversight; our ability to comply with enacted and future legislation in seeking marketing approval, authorization or commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors (including avacopan) and other therapeutic products being developed in similar medical conditions in which vilobelimab, izicopan or any other of our product candidates is being developed or our industry; risks related to our reliance on foreign third-party manufacturers and suppliers, including those located in China; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.